Exhibit 99.1

Xylo Technologies: Revoltz Receives Israeli Standards Institute Approval for PORTO EV Micro Vehicle

TEL AVIV, Israel, Feb. 04, 2025 (GLOBE NEWSWIRE) -- Xylo Technologies Ltd. (Nasdaq: XYLO) (“Xylo” or the “Company”), a technology-based company engaged in advanced innovative technologies, announced today that Revoltz Ltd (“Revoltz”), which is 19.9% held by Charging Robotics, Inc. (OTC: CHEV) (“Charging Robotics”), a Delaware corporation quoted on the OTC Market (63.7% owned by Xylo), has received approval from the Israeli Standards Institute to sell and market its PORTO EV micro vehicle in Israel.

The Israeli Standards Institute approval (Standard 6230 Type Approval) is a critical milestone, as it enables PORTO EV riders as young as 16 to operate the vehicle without requiring a driver’s license. This will lower barriers to adoption and make last-mile delivery solutions more accessible to a broader audience, particularly in dense urban areas where efficient, compact transportation is in high demand.

The PORTO EV is specifically designed for the last-mile delivery market, offering a seamless blend of functionality, robust design and agility. Capable of long-range deliveries and a full day's work on a single charge, the PORTO provides storage capacity comparable to the trunk of a small hatchback car. It features a robust tilting mechanism to ensure maximum stability, even under full load, and integrates high-volume loading spaces over the front and rear axles, distributing cargo weight evenly for a safe ride.

Strong Market Potential in Israel for Micro-Mobility Solutions

Israel is known for its rapid adoption of innovative transportation technologies and its emphasis on efficient, sustainable urban mobility solutions. The growing demand for cost-effective, eco-friendly last-mile delivery options makes Israel an ideal market for the introduction of the PORTO EV.

In 2023, Revoltz entered into an exclusive distribution agreement valued at $2.7 million with a premier distributor in Israel, aiming to introduce the advanced PORTO EVs into Israel and adjacent markets. As part of this agreement, the distributor initially purchased 50 PORTO units and committed to purchasing a total of 150 vehicles in the first year. The five-year agreement includes annual milestones and scaled-up sales targets, with the distributor providing service and maintenance for the PORTO vehicles, focusing mainly on the local delivery market.

The approval from the Israeli Standards Institute marks a significant milestone for Revoltz, enabling the company to commence sales and marketing activities for the PORTO EV micro vehicle in Israel. This development aligns with Charging Robotics' commitment to advancing sustainable transportation solutions and expanding its presence in the EV market.

About Xylo

Based in Israel, Xylo Technologies Ltd. (Nasdaq: XYLO) is a technology company focused on innovative growth partnerships, mainly in the advanced medical solutions, digital commerce, and electric vehicle markets. Xylo’s affiliations in the medical solutions arena include ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Inc. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. Other affiliations of the Company include Zig Miami 54 LLC.

Xylo is traded on The Nasdaq Capital Market. To learn more about Xylo’s advanced technologies, please visit  https://ir.xylotech.ai/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Xylo’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Xylo could differ materially from those described in or implied by the statements in this press release. For example, Xylo uses forward looking statements when describing the impact of the Israeli Standards Institute approval on the PORTO EV’s market prospects.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Xylo undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Xylo is not responsible for the contents on third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

ir@xylotech.ai

Investor Relations Contact:

Michal Efraty

Investor Relations,

michal@efraty.com